Exhibit 20

AXAR CAPITAL MANAGEMENT, LP

1330 Avenue of the Americas, 30th Floor

New York, New York 10019

September 7, 2020

Special Committee of the Board of Directors

StoneMor Inc.

3600 Horizon Boulevard

Trevose, Pennsylvania 19053

Re: Axar Take-Private Proposal

Ladies and Gentlemen:

After discussions between Axar Capital Management, LP ("Axar", "we" or "us") and the Special Committee of the Board of Directors (the "Special Committee") of StoneMor Inc. (the "Company"), it is clear to us that Axar and the Special Committee will not be able to reach an agreement with respect to a transaction between Axar and the Company on terms that would be satisfactory to Axar.

Therefore, effective as of delivery of this letter to the Special Committee, Axar hereby withdraws its proposal to acquire all of the outstanding shares of common stock of the Company not already owned by Axar and its affiliates for consideration of $0.80 per share of common stock in cash.

While we are disappointed that we could not come to an agreement that would have provided substantial value to the Company's stockholders, we thank the Special Committee for its efforts.

Very truly yours,

AXAR CAPITAL MANAGEMENT, LP

By:	Axar GP, LLC, its General Partner

By:	/s/ Andrew Axelrod
	Name:	Andrew Axelrod
	Title:	Sole Member